07020533

RECEIVED
2007 JAN 24 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RECEIVED 12/19/06

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

December 8, 2006

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest press release "Hannover Re launches subsidiary for Sharia-compliant reinsurance".

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

Eric Schuh, CFA
Associate Director
Corporate Communications

Gabriele Bödeker
Senior IR Manager

Hannover Rückversicherung AG
P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Hannover Rück startet Tochtergesellschaft für schariakonforme Rückversicherung

Hannover, 8. Dezember 2006: Die Hannover Rück hat in Manama, Bahrain, eine hundertprozentige Tochtergesellschaft gegründet. Die Hannover ReTakaful B.S.C. (c) wird weltweit Rückversicherung nach islamischem Recht zeichnen (so genanntes Retakaful-Geschäft). Bereits im September erteilte ihr die Central Bank of Bahrain (CBB) – ehemals Bahrain Monetary Agency – eine entsprechende Lizenz.

Die Hannover Rück ist damit die erste der großen westlichen Rückversicherungsgruppen, die sich mit eigener Tochtergesellschaft exklusiv dieses aufstrebenden Marktes annimmt. „Vor dem Hintergrund, dass ein Viertel der Weltbevölkerung islamischen Glaubens ist, 70 % davon jünger als 35 Jahre alt sind und der weltweite islamische Versicherungsmarkt bisher kaum entwickelt ist, sehen wir hier äußerst attraktive Wachstumschancen und innovative Gestaltungsmöglichkeiten", sagte der Vorstandsvorsitzende der Hannover Rück, Wilhelm Zeller.

Führende Manager der CBB begrüßten die Gründung der Hannover ReTakaful: „Wir sind überzeugt, dass sich der Einstieg der Hannover Rück positiv auf die Entwicklung des Finanzsektors im Königreich Bahrain und in der Region auswirken wird", erklärte Rasheed Mohammed Al Maraj, Gouverneur bei der CBB.

Den über 80 Takaful-Erstversicherern in 20 Ländern bieten derzeit nur wenige schariakonforme Rückversicherer mit vergleichsweise geringer Zeichnungskapazität professionellen Schutz. „Bereits für 2006 gehen wir von einem gegenüber 2004 verdoppelten Beitragsvolumen für weltweites Retakaful-Geschäft aus", unterstrich Zeller.

Der Begriff ‚Takaful' bedeutet im Arabischen soviel wie ‚gegenseitig unterstützen'. In der (Rück-)Versicherungsbranche bezeichnet er ein Geschäftsmodell, das der Form des Versicherungsvereins auf Gegenseitigkeit ähnelt und zum Beispiel dem Zinsverbot des Islam Rechnung trägt.

Takaful-Versicherer sind verpflichtet, sich bei einer schariakonformen Retakaful-Gesellschaft rückzuversichern, und können sich nur bei unzureichender Retakaful-Kapazität traditioneller Rückversicherung bedienen. Hierdurch ergibt sich für die Hannover ReTakaful ein einzigartiges Potenzial.

außergewöhnliche Schadenbelastungen durch Katastrophen, Veränderungen der Kapitalmärkte und sonstige Umstände können dazu führen, dass die tatsächlichen Ereignisse oder Ergebnisse erheblich von den Vorhersagen der in die Zukunft gerichteten Aussagen abweichen. Die Hannover Rück (einschließlich aller verbundenen Unternehmen) übernimmt für die Richtigkeit, Vollständigkeit und Aktualität der Aussagen keine Haftung. Auch sind sämtliche Schadensersatzansprüche im Zusammenhang mit Entscheidungen und Handlungen, die auf Grund dieser Pressemitteilung vorgenommen wurden, ausgeschlossen.

hannover **re**®

PRESS RELEASE

Hannover Re launches subsidiary for Sharia-compliant reinsurance

Hannover, 8 December 2006: Hannover Re has established Hannover ReTakaful B.S.C. (c) in Manama, Bahrain, a wholly-owned subsidiary for the underwriting of worldwide reinsurance in conformity with Islamic law (so-called retakaful business). The company had already received an appropriate licence in September from the Central Bank of Bahrain (CBB) – formerly the Bahrain Monetary Agency.

Hannover Re is thus the first of the major western reinsurance groups to serve this emerging market with its own exclusively dedicated subsidiary. "Bearing in mind that a quarter of the world's population are adherents to the Islamic faith, 70 % thereof are under the age of 35 and the global Islamic insurance market is scarcely developed as yet, we see extremely attractive growth prospects and scope for innovative product design in this area", noted Hannover Re's Chief Executive Officer, Wilhelm Zeller.

Leading managers of the CBB welcomed the establishment of Hannover ReTakaful: "We are sure that the participation of Hannover Re will make a positive contribution to the development of the financial sector of the Kingdom of Bahrain and the region", explained Rasheed Mohammed Al Maraj, governor at the CBB.

As things currently stand, only a few Sharia-compliant reinsurers with relatively modest underwriting capacity offer professional protection to the more than 80 takaful insurers active in 20 countries. "We expect 2006 will already see a doubling of the premium volume for worldwide retakaful business compared to 2004", Mr. Zeller emphasised.

'Takaful' is an Arabic term meaning 'guaranteeing each other'. In the (re)insurance industry it is used to designate a business model that resembles the form of a mutual insurance company and makes appropriate allowance, inter alia, for the prohibition of interest income in the Islam.

Takaful insurers are obliged to obtain reinsurance from a Sharia-compliant retakaful company and may only resort to traditional reinsurance if sufficient retakaful capacity is lacking. This opens up a unique potential for Hannover ReTakaful.

Hannover Re has appointed Mahomed Akoob as CEO to head the new company. Until recently he served as CFO of Hannover Re's subsidiary in South Africa. Having worked in the industry for many years, Mr. Akoob has extensive experience in reinsurance business.

Hannover ReTakaful will write its business across all lines worldwide. The company's Sharia Supervisory Board, which will regularly review the overall compliance of the company with the principles of the Sharia, includes renowned figures such as Dr. Mohammed Ali Elgari and Hafiz Abdul Nabi Hamidi.

The new company has started business operations – in good time for the renewal season – this week. It has an authorised share capital of BHD 50 million (roughly USD 135 million).

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh, CFA (tel. +49 / 511 / 56 04-15 00,
e-mail: eric.schuh@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-17 36,
e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with a gross premium of approximately EUR 10 billion, is one of the leading reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial reinsurance as well as specialty insurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 2,000. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

materially different from those anticipated by such statements. Hannover Re does not make any representation or warranty, express or implied, as to the accuracy, completeness or updated status of such statements. Therefore, in no case whatsoever will Hannover Re and its affiliate companies be liable to anyone for any decision made or action taken in conjunction with the information and/or statements in this press release or for any related damages.